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February 3, 2021	W. Thomas Conner Shareholder +1 202 312 3331 tconner@vedderprice.com

Sonny Oh Division of Investment Management Office of Insurance Products Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549

Re:	Metropolitan Tower Life Insurance Company Post-Effective Amendment No. 18 filed November 20, 2020 (File No. 002-95019)

Dear Mr. Oh:

On November 20, 2020, Metropolitan Tower Life Insurance Company (“MTLIC”) and its separate account, Metropolitan Tower Separate Account Two (“Separate Account Two” or the “Registrant”), filed Post-Effective Amendment No. 18 (File No. 002-95019) (the “Amendment”) relating to the registration statement on Form N-6 for its Flexible Premium Variable Universal Life Insurance Policies (the “Policies”). On behalf of MTLIC and Separate Account Two, we are responding to the comments that you provided to us orally on January 4, 2021 in connection with the Amendment.

For ease of reference, each of the Staff’s comments is set forth in the grid below, followed by MTLIC’s response. Page references are to the as-filed version of the Amendment. To the extent that MTLIC’s responses herein refer to proposed revisions to disclosure in the Amendment, changed pages reflecting such revisions are being filed herewith; final disclosure revisions (which may include additional editorial and stylistic changes) and required exhibits will be filed in an amendment filed pursuant to paragraph (b) of Rule 485.

Comment#	Document Location	SEC Comment	Registrant Response

1.	General	Please update the date on the 485(b) filing.	The Registrant will make the requested change.

2.	Facing Page	Please correct the Depositor’s name on the Facing Page.	The Registrant will make the requested change.

3.	Prospectus Cover	Please confirm whether the minimum face amount is still relevant.	The Registrant confirms that the minimum face amount is still relevant because it is a measure used for reductions in specified face amount and partial withdrawals. The Registrant will remove the parenthetical from the cover.

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Sonny Oh

February 3, 2021

4.	Prospectus Cover	Please consider removing the list of investment options from the cover page and adding a cross reference to Appendix A.	The Registrant will make the requested change.

5.	Prospectus Cover	Please consider deleting two sentences from the cover page relating to withdrawals and replacements since this information is included in the Key Information Table.	The Registrant will make the requested change.

6.	Prospectus Cover	Please consider removing the paragraph relating to FDIC insurance from the cover page.	The Registrant respectfully declines to make the requested change because it has historically included this disclosure, which at one point was disclosure requested by the Staff.

7.	Prospectus Cover	Please provide information on how to contact the Company under “Important Information.”	The Registrant will make the requested change.

8.	Prospectus Cover	Please reduce the length of the cover pages of the prospectus.	The Registrant will make the requested change.

9.	Table of Contents	Please add headings for “Overview of the Policy,” “Fee Tables” and “Risks” in the table of contents, and remove the headings “Important Information” and “Summary of the Policy.”	The Registrant will make the requested changes.

10.	Definitions (Pages 3 and 4)	Please distinguish between the term “Fund” and the term “Portfolio.”	For the information of the Staff, for mutual funds organized as a series trust or series company, the Registrant is drawing a distinction between the trust or company (a “Fund”) and the underlying series (a “Portfolio”) available as investment options under the Policies.

11.	Definitions	Please delete the first sentence of the last paragraph on page 5 because the prospectus describes all investment options, including the fixed account. Please move the second sentence of the paragraph to the definition of “Fixed Account” on page 3.	The Registrant will make the requested change.

12.	Key Information Table (Page 5)	Please delete the sentence appearing before the Key Information Table.	The Registrant will make the requested change.

13.	Key Information and Other Tables	Please add grid lines to the Key Information Table and other tables in the prospectus.	The Registrant will make the requested changes to the Key Information Table and other tables in the prospectus.

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Sonny Oh

February 3, 2021

14.	Key Information Table (Page 5)	Please add an item to the Key Information Table describing charges for early withdrawals.	The Registrant will make the requested change.

15.	Key Information Table (Page 5)	For “Transaction Charges,” please provide a more specific cross reference in response to “Location in Prospectus,” and add transfer fee to list.	Additional detail has been added to “Location in Prospectus.” The Registrant notes that there are no transfer charges, despite some incorrect references in the filing to the possibility of a transfer charge. Those references will be removed.

16.	Key Information Table (Page 5).	In the row labelled “Ongoing Fees and Expenses,” please add a clause to the first sentence that indicates that such fees are in addition to transaction charges, and combine the information on the separate account charge with the information in the first paragraph.	The Registrant will make the requested change.

17.	Key Information Table (Page 5)	In the row labelled “Not a Short-Term Investment,” please remove the reference to surrender charges.	The Registrant will make the requested change.

18.	Key Information Table (Page 5)	In the row labelled “Risks Associated with Investment Options,” please add a reference to the fixed account.	The Registrant will make the requested change.

19.	Key Information Table (Page 6)	Please expand the disclosure under “Insurance Company Risks” to include the fixed account.	The Registrant will make the requested change.

20.	Key Information Table (Page 6)	Please change the heading “Policy Lapse” to “Contract Lapse.” Pursuant to Instruction 3(e) to Item 2 of Form N-6, please also disclose any costs pursuant to reinstating a lapsed policy and disclose that death benefits will not be paid if the policy has lapsed.	The Registrant will make the requested heading change. The Registrant will disclose that no death benefit will be paid if the policy lapses. For the information of the Staff, there are no additional costs for reinstating the Policy beyond the premium required to reinstate the Policy.

21.	Key Information Table (Page 6)	Under the heading “Exchanges,” please add disclosure regarding exchanges per item 8(b)(3) of Form N-6 with a focus on exchanges from this policy to other policies (instead of exchanges of other policies to this policy) because the policy is no longer being offered.	The Registrant will add disclosure relating to the exchange privilege available in the first 24 months of the Policy.

22.	Key Information Table (Page 6)	Please change the heading “Investment Options” to “Investments” and confirm the transfer right is described correctly.	The Registrant will make the requested change and will correct the transfer right to reflect that there is no charge for transfers, but transfers are limited to six per year.

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Sonny Oh

February 3, 2021

23.	Key Information Table (Page 6)	If applicable, please disclose whether an optional benefit may be modified or terminated by the Registrant, and whether withdrawals that exceed limits specified by the terms of an optional benefit may affect the availability of the benefit by reducing the benefit by an amount greater than the value withdrawn, and/or could terminate the benefit, pursuant to Instruction 4(b) to Item 2 of Form N-6.	For the information of the Staff, the Registrant may not modify or terminate the optional benefits, and withdrawals that exceed specified limits do not reduce any benefit by an amount greater than the value withdrawn or terminate the benefit.

24.	Key Information Table (Page 6)	Under the heading “Tax Implications,” please replace “deferral” with “benefit,” and please confirm whether the policy is available through a tax-qualified plan or individual retirement account.	The Registrant will make the requested change and confirms that the policy is available through a tax-qualified plan or individual retirement account.

25.	Overview of the Contract (Page 7)	Under the heading “Purpose of the Policy,” please consider adding tax preferred accumulation of assets as well as favorable tax treatment of insurance proceeds as additional purposes of the Policy.	The Registrant will make the requested change.

26.	Overview of the Contract (Page 7)	Under the heading “Payment of Premiums,” please provide a reference to the portfolio company appendix in response to Instruction 1 to Item 3(b)(3) of Form N-6. Please also provide a statement that insufficient premiums may result in a lapse in response to Item 3(b)(4) of Form N-6.	The Registrant will make the requested changes.

27.	Overview of the Contract (Page 7)	Under the heading “Payment of Premiums,” please disclose what restrictions you are referring to with the phrase “certain restrictions.”	The Registrant will add disclosure elaborating on what is meant by “certain restrictions.”

28.	Overview of the Contract (Page 7)	Under the heading “Features of the Policy,” as applicable, please provide a brief description of the features identified in Item 3(c) of Form N-6, which include death benefits, withdrawal options, loan provisions, and any available optional benefits. If applicable, also state that investors will incur an additional fee for selecting a particular benefit.	The Registrant will make the requested changes.

29.	Overview of the Contract (Page 7)	Under the heading “Fee Tables,” please refer the reader to the policy specifications page for more information about specific fees you will pay each year based on options elected.	The Registrant will make the requested change.

VP/#41802658.4

Sonny Oh

February 3, 2021

30.	Fee Tables (Page 7)	Under “Fee Tables” please revise the first paragraph to more closely follow the form narrative provided in Item 4 of Form N-6.	The Registrant will make the requested change.

31.	Fee Tables (Page 7)	Please change the title of the row currently labelled “Sales Charge” to “Maximum Sales Charge (as a percentage of purchase payments).”	The Registrant will make the requested change.

32.	Fee Tables (Page 7)	Please consider deleting disclosure in Footnote 1 that is only applicable to the first year of the Policies.	The Registrant will make the requested change.

33.	Fee Tables (Page 7)	Please change the heading of the column currently labelled “Maximum Amount Deductible” to “Maximum Amount Deducted” and move the column so that it appears to the left of the column labelled “Current Amount Deducted.”	The Registrant will make the requested changes.

34.	Fee Tables (Page 7)	Revise the row labelled “Transfer Fees” to reflect the current and maximum charge that may be deducted.	The Registrant will make the requested change.

35.	Fee Tables (Page 8)	For any charges that vary by individual characteristics, please include in a footnote to the chart, a response to Items 3(b)(i) through 3(b)(ii) of Item 4 to Form N-6.	The Registrant will make the requested change.

36.	Fee Tables (Page 8)	Please delete the footnote regarding first year administrative charge as it is no longer applicable.	The Registrant will make the requested change.

37.	Fee Tables (Page 9)	Please delete the footnote describing the Accidental Death Benefit.	The Registrant will make the requested change.

38.	Principal Risks of the Policy (Page 11)	Please consider adding “short term investment risk” as its own principal risk because it was listed as a principal risk in the Key Information Table.	The Registrant will make the requested change.

39.	Principal Risks of the Policy (Page 11)	We note the risk factor captioned “Risk of Lapse” on Page 11. Please clarify whether lapse and termination mean the same thing.	For the information of the Staff, lapse is one way to terminate a Policy, and surrender is another way. Thus, the terms “lapse” and “terminate” are coextensive.
40.	Principal Risks of the Policy (Page 11)	Please confirm the accuracy of the statement “neither distributions nor loans from a Policy that is not a modified endowment contract are subject to the 10% penalty tax,” or revise as necessary.	The Registrant confirms that the statement is accurate.

41.	Principal Risks of the Policy (Page 11)	Please confirm whether the last sentence under “Limitations on Access to Cash Value” also applies to partial withdrawals.	The Registrant confirms that different limits apply to partial withdrawals, and the Registrant will add additional disclosure to this effect.

VP/#41802658.4

Sonny Oh

February 3, 2021

42.	Principal Risks of the Policy (Page 11)	Please compare the information under “Limitations on Transfers” to the information in the Key Information Table, which mentions that transfers are limited to 4 per year with a $25 charge.	The Registrant confirms that transfers are limited to 6 per year and that there are no charges for transfers. The Registrant will update the Prospectus accordingly.

43.	Principal Risks of the Policy (Page 11)	Please add “Cybersecurity” as a principal risk of the Policy.	The Registrant will add “Cybersecurity” as a principal risk of the Policy.

44.	The Separate Account (Page 12)	Please disclose all other benefits paid from the general account that are also subject to the financial strength and claims-paying ability of the Company, pursuant to Item 8(c) of Form N-6. Alternatively, consider adding such disclosure in the description of the fixed account.	The Registrant will add the requested disclosure to the description of the Separate Account on Page 12.

45.	The Portfolios (Page 12)	Please update the second paragraph under “The Portfolios” to include the caption that is used in Item 18 of Form N-6, or revise to match the language that appears in the appendix.	The Registrant will update the disclosure to match the language that is used in Appendix A.

46.	The Portfolios (Page 13)	Please precede the third paragraph under “The Portfolios” with the disclosure that appears as the last sentence of Item 6(c) to Form N-6.	The Registrant will make the requested change.

47.	Certain Payments We Receive with Regard to the Portfolios (Page 13)	Please update the information in the second paragraph under “Certain Payments We Receive with Regard to the Portfolios” to include data from 2020.	The Registrant will make the requested change.

48.	Policy Benefits – Standard Death Benefits (Page 15)	Under the heading “Death Benefits,” please disclose that the description is of the standard death benefit under the Policy. Please also disclose when the death benefit is calculated and payable and how the death benefit is calculated pursuant to Instructions (ii) and (iii) under Item 10(a) to Form N-6. Please also consider adding a “Payment of Insurance Proceeds” section.	The Registrant will make the requested changes.

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Sonny Oh

February 3, 2021

49.	Calculation of Separate Account Cash Value (Page 19)

Please revise the disclosure to better incorporate the application of accumulation unit value in describing procedures for valuing investment account/separate account investment divisions, including as a basis upon which premiums are calculated, per Item 9(h)(1) of Form N-6.

Please also add a brief disclosure in response to Item 9(h)(4) of Form N-6.

The Registrant respectfully declines to make the requested changes. Although the product uses accumulation unit values for valuing investment account/investment divisions, after careful consideration of the existing disclosure with respect to the requirements of Item 9(h)(1), the Registrant has determined that adding additional disclosure would be duplicative and potentially confusing to investors.

In addition, the Registrant believes that the Valuation Date definition is responsive to Item 9(h)(4) of Form N-6.

50.	Index of Investment Experience (Page 19)	Please disclose whether each investment division has its own index.	The Registrant believes that the current disclosure adequately describes whether each investment division has its own index.

51.	Optional Income Plans (Page 20)	Please add “Optional Income Plans” to the optional benefits table on the next page, as opposed to being listed separately.	The Registrant will make the requested changes.

52.	Optional Insurance Benefits (Page 20)	Please revise the lead-in paragraph to “Optional Insurance Benefits” to remove extraneous information.	The Registrant will make the requested changes.

53.	Optional Benefits Table (Page 20)	In the row labelled “Accelerated Death Benefit,” please consider adding that the benefit may be taxable or may affect eligibility for benefits under state/federal law.	The Registrant will make the requested changes.

54.	Payment of Premiums and Premium Limitations (Page 22-23)	Please reconcile the disclosure under “Payment of Premiums” regarding a planned periodic premium schedule with the disclosure on the next page regarding termination for failure to make planned premium payments.	The Registrant will clarify in the paragraph labelled “Premium Limitations” that planned premium payments are not required.

55.	Premium Expense Charge (Page 28)	Please consider revising the paragraphs labelled “Sales Load” to remove sales load charges that are only applicable to the first Policy year.	The Registrant will make the requested change.

56.	Special Rules (Page 30)	Please consider deleting the subsection labelled “Special Rules.”	The Registrant respectfully declines to make the requested comment because the information may be useful to Policy owners as to how certain features of their Policy operated in prior years, including as to how those features may have impacted current Policy benefits.

VP/#41802658.4

Sonny Oh

February 3, 2021

57.	Monthly Policy Charges (Page 31)	Please consider removing information from “Monthly Policy Charges” that is only applicable to the first Policy year.	The Registrant respectfully declines to make the requested comment because the information may be useful to Policy owners as to how certain features of their Policy operated in prior years, including as to how those features may have impacted current Policy benefits.

58.	Monthly Policy Charges (Page 32)	Please include a narrative description of charges/deductions for optional benefits, unless they have been disclosed elsewhere.	The Registrant will provide a narrative description of charges/deductions for optional benefits under the heading disclosed under “Optional Insurance Benefits.”

59.	Other Charges (Page 32)

Please revise the disclosure in the paragraph labelled “Fund Investment Management Fee” to better track the disclosure in Item 7(c) of Form N-6.

Please confirm whether the information under “Fund Investment Management Fee” is complete – it appears there may be disclosure missing.

The Registrant will make the requested change. The Registrant will revise the disclosure to provide additional information.

60.	Exchange Privilege (Page 35)	Please consider whether the disclosure under “Exchange Privilege” is still necessary.	The Registrant respectfully declines to make the requested comment because the information may be useful to Policy owners as to how certain features of their Policy operated in prior years, including as to how those features may have impacted current Policy benefits.

61.	The Fixed Account (Page 35)	Please delete the statement “and we have been advised that the-staff of the Securities. and Exchange Commission has not reviewed the disclosures in this Prospectus relating to the Fixed Account.”	The Registrant will make the requested change.

62.	Other Policy Provisions (Page 37)	Please disclose whether there are any state variations that need to be disclosed pursuant to the Instruction to Item 8(a) of Form N-6.	The Registrant confirms that there are no state variations that need to be disclosed.

63.	Dividends (Page 39)	Please revise the final sentence of the sub-section labelled “Dividends” as it appears to be missing information.	The Registrant will revise the disclosure to add the clause “of the Policy” at the end of the sentence.

64.	Federal Tax Matters (Page 42)	Please update the information in the Federal Tax Matters section as needed.	The federal tax matters section will be updated as part of a global update of the tax disclosures for all variable life products.

65.	Legal Proceedings (Page 46)	Please replace references to “MetLife” with “Met Tower.”	The Registrant will make the requested change.

VP/#41802658.4

Sonny Oh

February 3, 2021

66.	Appendix A

Please add the phrase “current expenses and” prior to the phrase “performance information” in the lead-in paragraph, and please ensure that all funds are listed and any restrictions are noted.

Please also delete the three sentences immediately following the list of funds available under the Policy.

The Registrant will make the requested change and will ensure all funds are listed and any restrictions are noted.

67.	Appendix B	Please consider moving the information in Appendix B into the body of the prospectus.	The Registrant will make the requested change.

67.	Back Cover

1.  The information at the end of Appendix B appears to be the start of the information required on the back cover page. Please make sure to distinguish between the information provided in Appendix B and the information required on the back cover page.

2.  Please delete registration statement number.

3.  Please confirm that EDGAR contract identifier will be in a font size that is smaller than the rest of the prospectus.

4.  We note the use of the term “Registrant” in the final paragraph and the term “Separate Account” in the third to last paragraph. Please ensure you are using defined terms consistently.

The Registrant will make the requested changes.

68.	Distribution of the Policies (Page SAI-3)	Please confirm whether the asterisks in the column “Aggregate Amount of Commissions Paid to Distributor” are zeros or numbers to be filled in.	The Registrant confirms that these are numbers to be filled in.

69.	Page SAI-3	Please confirm the omission of Item 21 of Form N-6 “Non-Principal Risks.” We have noticed that some registrants have not provided it.	The Registrant will move applicable disclosure from other sections of the Statement of Additional Information into a new section titled “Non-Principal Risks.”

70.	—Reports (SAI-5)	Please consider whether the information under “Reports” needs to be adjusted to reflect Rule 30e-3.	The Registrant will make the requested change.

71.	Personalized Illustrations (Page SAI-6)	Please include the fee for illustrations in the Fee Table and the Key Information Table.	The Registrant will make the requested change.

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Sonny Oh

February 3, 2021

72.	Exhibits List	Please confirm that the items are responsive to their exhibit number. (For example, powers of attorney should not be included under “q”). Please also confirm that the exhibits labelled “p” are responsive to their exhibit number.	The Registrant will make the requested changes and confirms that the exhibits labelled “p” are responsive to their exhibit number.

73.	Item 34 (c)	Please revise the disclosure in Item 34(c) to reflect compensation to the depositor. Please also remove the reference in Item 34(c) to variable annuity contracts and replace with variable life contracts.

The Registrant respectfully declines to make the requested change, as Item 34 requires information for the Distributor, rather than the Depositor.

The Registrant will make the requested change regarding replacing the reference to variable annuity contracts with a reference to variable life contracts.

74.	Signature Page	Please add the word “indicated” after the word capacities, but before the word “and.”	The Registrant will make the requested change.

Please call the undersigned at (202) 312-3331 or John Sanders at (202) 312-3332 with comments or questions.

Very truly yours,

/s/ W. Thomas Conner

Shareholder

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